
SHIN
SATELLITE




05011016

September 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 054/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in August 2005.

  Date: September 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

9/9



September 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 054/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in August 2005.

  Date: September 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 2, 2005

SSA-CP 054/2005

September 2, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in August 2005.

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	8,000,000	4,400,100	5,894,200
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	13.081	6.279	13.913
Exercise Ratio (warrant : ordinary share)	1 : 2.04490		1 : 102245
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in August 2005, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	5,928,300	2,633,000	5,894,200
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	11,786,103	5,256,280	5,894,200